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TRICOM WITHDRAWS TENDER OFFER FOR ITS SENIOR NOTES


SANTO DOMINGO, Dominican Republic--(BUSINESS WIRE)--June 5, 2000--TRICOM (NYSE:TDR - NEWS) announced today that it has elected not to proceed with its previously announced tender offer and consent solicitation statement for its 11-3/8% Senior Notes due 2004 dated March 20, 2000. The Company determined to terminate its offer to purchase due to high yield market conditions.

Commenting for TRICOM, Arturo Pellerano, Chairman and CEO, stated: "Because of the continuing volatility in the financial markets and after careful consideration, we have decided not to proceed with the tender offer. In light of the successful completion of our follow-on equity offering on April 12, 2000, we believe we have ample access to capital at much more favorable conditions tan those available in the market at present, and we can wait for high yield market opportunities to improve in the future. In addition, the tender offer financing would have given TRICOM only minimal incremental funds. TRICOM is a fast growing company with a proven business model, great strategic assets, good management and a pan-Caribbean footprint that will ensure our continued success as we embark in our regional expansion strategy."

All tendered Notes will be returned promptly to the holders who tendered. The tender offer expired at 5:00 p.m., New York City time, on June 2, 2000. Bear, Stearns & Co. Inc. was the dealer manager for the tender offer and the solicitation agent for the consent solicitation. Questions or requests for assistance may be directed to Bear, Stearns & Co. Inc. (Tel: 877-696-BEAR).

TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. For more information, visit TRICOM's Web site at http://www.tricom.net

For additional information, please visit TRICOM's Investor Relations website at http://www.tricom.net/investor or contact our Investor Relations Department at the above numbers.

This statement may contain certain forward-looking statements, which may involve known and unknown risks, uncertainties, and other factors not under the Company's control, which may cause actual results, performance and achievements of the Company to be materially different from the results, performance, or expectations of the Company. These factors include, but are not limited to those detailed in the Company's periodic filings with the Securities and Exchange Commission.


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CONTACT:
     TRICOM, S.A.
     Jaime Garcia, (809) 476-4044 / 4054
     jgarcia@tricom.com.do

            or

     STRATEGIC GROWTH INTERNATIONAL, INC.
     Richard Cooper / Robert Schatz, (516) 829-7111 sgi@netmonger.net